One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

August 19, 2013

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Research Fund, Inc. (the “Company”)
File No. 333-190007

Dear Ms. Browning:

This letter responds to comments you provided in August 8, 2013 and August 9, 2013 telephone conversations with Christopher Harvey and Jill Damon and Jill Damon, respectively, of Dechert LLP regarding the Company’s preliminary proxy materials filed on July 18, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14. The comments, and the Company’s responses thereto, are set forth below. The Company filed today with the Commission a combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”) and statement of additional information reflecting changes made in response to your comments in a pre-effective amendment to the Company’s registration statement on Form N-14. Capitalized terms used but not defined in this letter have the meanings given to them in the Prospectus/Proxy.

1.          Please file Tandy representations as EDGAR correspondence.

Response: The requested representations will be filed as EDGAR correspondence.

2.          Please confirm in your comment response letter that the Prospectus/Proxy will not incorporate by reference the Acquiring Fund’s prospectus. Also, please confirm that the Prospectus/Proxy responds to all applicable disclosure items required by Form N-14 and Form N-1A.

Response: Confirmed.

Ms. Kimberly A. Browning

August 19, 2013

3.          Please confirm that all material differences between the Target Fund and the Acquiring Fund have been disclosed.

Response:           Confirmed.

4.          Please confirm that the disclosure in the Prospectus/Proxy regarding the Board’s best interest finding regarding Proposal 1 is internally consistent.

Response:           The requested changes have been made.

5.          Please explain in your comment response letter why the methods for casting a proxy vote do not mirror the proxy revocation methods.

Response:           As a matter of Maryland general corporate law, the Company has the flexibility to designate the methods by which a Target Fund shareholder may revoke his or her proxy. Target Fund offers a wide variety of proxy voting methods to promote broad shareholder participation and minimize disenfranchisement. We believe that the methods available for proxy revocation should be comparatively more limited because a revocation reverses an affirmative action taken by a shareholder. Accordingly, the methods for proxy revocation require additional efforts on the part of a Target Fund shareholder to discourage fraudulent revocations.

6.          In the penultimate sentence of the first paragraph of “Background” in the Q&A section, please define the terms “investment parameters” and “investment process” or replace such terms with terms used in Form N-1A (e.g., investment strategy, investment objective).

Response:          The disclosure has been revised as follows:

The Funds currently ~~share~~have similar investment ~~parameters,~~policies, share the same investment team, utilize the same fundamental research and quantitative analysis in making investment ~~process,~~ decisions, have substantially similar portfolio composition, and, as of October 1, 2013, are subject to the same contractual management fee rate.

7.          In “Investment Strategy Changes” in the Q&A section, please discuss the Target and Acquiring Funds’ current investment strategies in addition to the Funds’ former investment strategies.

Response:           As its caption suggests, this portion of the document was not intended to be the location where the two Funds’ investment strategies are articulated and compared in detail. Instead, it was intended to provide a very concise description of the fact that both Funds have undergone strategy changes before the proposed reorganization. We have responded to the comment by amplifying the already existing general description of their current strategies, while also including a cross reference to the location in the document where these current strategies are discussed in greater detail. The disclosure has been revised as follows:

Ms. Kimberly A. Browning

August 19, 2013

Target Fund and Acquiring Fund transitioned on those respective dates to their present investment strategies emphasizing large and mid-sized companies that have grown their dividends over time ~~on those respective dates~~. See “What is Proposal 1?” for further information on the present strategies.

8.          Please clarify whether the Funds have already repositioned their portfolios in preparation for the Reorganization and whether the Funds will engage in additional repositioning before closing. If possible, please: (i) provide an estimate of the amount of transaction costs the Funds will incur in connection with portfolio repositioning designed to facilitate the Reorganization; and (ii) identify any portfolio securities that will be sold on the pro forma Schedule of Investments. If the Funds already have been repositioned, please describe what will be done if the Reorganization is not approved. Please also confirm that the tax consequences for each Fund as a result of the Reorganization are disclosed. Finally, please describe any consequences of the Funds’ emphasis on growth of dividends.

Response:          As discussed in several locations in the Prospectus/Proxy, both Funds have undergone investment strategy changes and repositioned their portfolios accordingly. These changes collectively have made their portfolio compositions more similar than was the case previously. Although not currently anticipated, it is possible that the Funds will engage in additional portfolio repositioning to facilitate the Reorganization. In our view, it would be impractical to estimate transaction costs at this early stage. Notwithstanding such impracticality, we further note that we believe identifying in a public filing securities either Fund may sell in the future would expose the Funds to the risk that third parties could trade ahead of or against the Funds based on the information. If the Reorganization is not approved, it is not anticipated that any affirmative action would be taken, but instead, each Fund simply would continue to operate under its current investment strategy. We confirm that the material tax consequences of the Reorganization for each Fund are disclosed. We are not aware of any undisclosed consequences of the Funds’ emphasis on growth of dividends.

9.          In “Management Fee Reduction for Acquiring Fund” in the Q&A section, please confirm that the reduction in the Acquiring Fund’s management fee effective October 1, 2013 is contractual, rather than voluntary. In addition, please disclose the contractual management fee for the Combined Fund in this paragraph.

Response:          We confirm that the October 1, 2013 reduction in the Acquiring Fund’s management fee will be contractual. In addition, the “Management Fee Reduction for Acquiring Fund” item in the Q&A section has been revised to include a cross-reference to the “How do the Funds’ expense structure compare?” item, where the contractual management fee for the Combined Fund is discussed. We respectfully decline to disclose the Combined Fund’s contractual management fee in the “Management Fee Reduction for Acquiring Fund” paragraph, as that paragraph discusses historical changes to the Acquiring Fund, not the future expenses of the Combined Fund.

Ms. Kimberly A. Browning

August 19, 2013

10.          Please insert a footnote to the Annual Fund Operating Expenses table disclosing that the management fees included in the table reflect the reduction in the Acquiring Fund’s contractual management fee effective October 1, 2013.

Response:          The requested change has been made.

11.          Please confirm that the Acquiring Fund’s additional flexibility to invest in mid-sized companies does not present any special risks that are not disclosed in the Prospectus/Proxy.

Response:          Confirmed. We note that the Prospectus/Proxy already contains a risk factor relating to “Mid-Sized Company Risk” under “Investment Objectives, Principal Investment Strategies, and Principal Risks.” Additionally, despite this additional flexibility, both Funds currently are managed in a similar fashion with respect to exposure to mid-sized companies.

12.          Please disclose the differences between the Target and Acquiring Funds’ benchmark indexes (e.g., their capitalization ranges and dates of reconstitution).

Response:          The requested changes have been made.

13.          Please move the text of footnote 1 into the body of the Q&A section.

Response:          The requested change has been made.

14.          In “How do the Funds’ expense structures compare?” in the Q&A section, please define the term “effective management fee” in plain English. In addition, please include Rule 12b-1 fees in the total annual fund operating figures disclosed for each Fund.

Response:          We have revised the disclosure to include a definition of “effective management fee” in a parenthetical to the first use of the term. We respectfully decline to include Rule 12b-1 fees in the in the total annual fund operating expense figures disclosed in the last two bullets of the “How do the Funds’ expense structures compare?” item, as the disclosure is intended to illustrate the effect of each Fund’s contractual expense cap in comparing their expenses, and the cap for each Fund excludes Rule 12b-1 fees.

15.          Please confirm in your comment response letter that fees or expenses previously waived or reimbursed under the Fund’s contractual expense cap may not be recouped.

Response:          Confirmed.

16.          In “Why does the Board recommend that I vote “FOR” Proposal 1?” in the Q&A section, please confirm that all material factors considered by the Board are

Ms. Kimberly A. Browning

August 19, 2013

disclosed. Please also disclose, by cross reference, that material differences between the Funds are discussed below.

Response:          We confirm that the material factors considered by the Board are disclosed in “Why does the Board recommend that I vote “FOR” Proposal 1?” We also have included a cross reference to the “Investment Objectives, Principal Investment Strategies, and Principal Risks” section of the Prospectus/Proxy, where the material differences between the Funds’ investment objectives, strategies and risks are disclosed.

17.          In the first paragraph of the Prospectus/Proxy, please define the term “investment mandates” or revise for plain English.

Response:          The requested change has been made.

18.          Please ensure that disclosure regarding the benefits of the Reorganization is coupled with language noting that the benefits of the Reorganization may not be achieved.

Response:          The following language has been added in several locations referencing the potential benefits of the Reorganization:

Actual results of the Reorganization may differ from the expected results described in this Combined Prospectus/Proxy Statement.

19.          Please insert the contingent deferred sales charge on certain Class A shares described in footnote 1 of the Annual Fund Operating Expenses table into the body of the table.

Response:          We respectfully decline to make the requested change. This footnote presentation is consistent with widespread industry practice and with the approach taken for many years in the Funds’ Form N-1A prospectuses. Furthermore, including the Class A maximum contingent deferred sales charge in the Annual Fund Operating Expenses table in addition to the Class A maximum sales charge would be misleading, as it would suggest that shareholders would pay both the maximum sales charge and the maximum deferred sales charge, which is not the case.

20.          Please confirm that the contractual expense cap disclosed in footnote 3 to the Annual Fund Operating Expenses table is accurate. In particular, please describe how the cap applies before and after the Fund’s management fees are reduced on October 1, 2013, as the waiver period straddles that date.

Response:          We confirm that the contractual expense cap disclosed in footnote 3 to the Annual Fund Operating Expenses table is accurate. The same cap of 0.60% (excluding 12b-1 fees) applies both before and after the Fund’s October 1, 2013 management fee reduction.

Ms. Kimberly A. Browning

August 19, 2013

21.          Please remove the clause “for the periods ended May 31, 2013” in the second sentence of the introduction to the Examples or explain why it is permitted by Form N-1A and why it is there.

Response:          The clause has been removed.

22.          In light of recent portfolio repositioning due to the Target Fund’s modified investment strategy, please disclose an updated portfolio turnover rate for the Target Fund.

Response:          The requested disclosure has been added.

23.          In the “Summary of the Reorganization Proposal” section of the Prospectus/Proxy, please revise the “Investment Characteristics” portion of the “Investment Characteristics and Portfolio Management” heading for plain English.

Response:          The requested changes have been made.

24.          In the fourth sentence of the second bullet under “Investment Characteristics and Portfolio Management” in the “Summary of the Reorganization Proposal” section of the Prospectus/Proxy, please revise the phrase “integral part” for plain English and ensure that the resulting phraseology is consistent with the fact that companies experiencing dividend growth were nevertheless “a significant portion” of the Target Fund’s portfolio.

Response:          The disclosure has been revised as follows:

Although Target Fund did not select stocks specifically on the basis of their dividend growth ~~was not an integral part of the team’s stock selection criteria~~, Target Fund, consistent with its investment objective, nevertheless historically has invested a significant portion of its assets in companies that have experienced dividend growth over time~~, consistent with its investment objective~~.

25.          In the first sentence of the penultimate bullet under “Investment Characteristics and Portfolio Management” in the “Summary of the Reorganization Proposal section of the Prospectus/Proxy, please conform the phrase “investment parameters” to plain English/the terms used in Form N-1A.

Response:          The requested change has been made.

26.          Please confirm that the Board made findings pursuant to Rule 17a-8 under the Investment Company Act of 1940, as amended, and that the Board’s findings with respect to each factor are disclosed.

Ms. Kimberly A. Browning

August 19, 2013

Response:          Confirmed.

27.          Please list the specific derivatives in which each Fund invests. Please also confirm that the Funds are aware of the Barry Miller letter to the Investment Company Institute dated July 30, 2010 and that the disclosure complies with that letter (the “Letter”). Finally, if either Fund may engage in transactions involving total return swaps, the Fund must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which each Fund operates.

Response:          The disclosure has been revised to list the specific derivatives in which each Fund invests. We confirm that the Funds are aware of the Letter and that the disclosure complies with the Letter. In addition, the Funds are aware that that the Commission or its staff could issue future guidance relating to derivatives and leverage.

28.          Please confirm that the Performance section of the Prospectus/Proxy conforms with Form N-1A or revise accordingly.

Response:          Confirmed.

29.          If the Target Fund has a significant amount of accumulated realized losses on its balance sheet, please include disclosure about the limitations on the Combined Fund’s use of capital loss carryforwards after the Reorganization in the Prospectus/Proxy.

Response:          As of August 16, 2013, the Target Fund does not have any remaining capital loss carryforwards.

30.          Please revise Proposal 2 to include an introduction and confirm that the disclosure is clear and reader-friendly. Additionally, please confirm that the disclosure complies with Item 9 of Schedule 14A. For example, please use the term “audit fees” rather than “accounting fees” per Item 9(e)(1) of Schedule 14A.

Response:          The requested changes have been made.

*           *           *           *           *

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully requests acceleration of effectiveness of the Prospectus/Proxy so that it

Ms. Kimberly A. Browning

August 19, 2013

will become effective on August 20, 2013 or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

If you have any questions, please call Chris Harvey at (617) 728-7167.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey

cc:	Thomas R. Phillips
Brooke A. Fapohunda